Exhibit 99.5

TSX: GPR | NYSE American: GPL

NEWS RELEASE

July 25, 2019 - For Immediate Release

Great Panther Reports Second Quarter 2019 Financial Results

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2019. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

“Our results for the second quarter reflect the first full quarter of Tucano Gold Mine operations under our ownership,” stated James Bannantine, President and Chief Executive Officer. “Tucano achieved our production guidance for the second quarter and drove a 165% increase in revenue and a 187% increase in mine operating earnings before non-cash items over the second quarter of last year. More importantly, Tucano started to show additional meaningful improvement in grade and recovery after the commissioning of the supplemental oxygen system at the end of April. This key improvement in processing, combined with increasing productivity and a higher-grade mining sequence commencing in August, are expected to lead to an improvement in earnings for the balance of the year. For July month to date, Tucano is tracking to our third quarter guidance.”

SUMMARY REVIEW OF FINANCIAL RESULTS OF THE SECOND QUARTER OF 2019

The financial results for the second quarter of 2019 reflect the first full quarter of results for the Tucano Gold Mine acquired on March 5, 2019. As a result, revenue for the quarter of $45.3 million reflected an increase of 165% over the second quarter of 2018, and mine operating earnings before non-cash items increased 187% to $11.8 million ($0.04 per share).

Mine operating earnings (inclusive of amortization and other non-cash charges) showed a small decrease to $2.7 million despite the impact of the acquisition of Tucano. In this regard, Tucano was limited to processing lower grade oxide ore in the month of April until the commissioning of the supplemental oxygen system, which resulted in both lower average feed grades and recoveries for the month. Tucano also finished the quarter with high doré and refined gold inventory of approximately 7,300 Au oz, most of which was either with the refiner or in transit. As compared to the second quarter of 2018, mine operating earnings were lower at the Company’s Mexican operations due to planned lower output at the Guanajuato Mine Complex (“GMC”) while the Company continued with the exploration program at the Guanajuato Mine. Mine operating earnings at Topia were impacted by higher smelting and refining charges, a number of non-recurring costs, and general cost increases (refer to the following discussions of cash cost and AISC for further details).

Net loss for the quarter was $5.6 million or $0.02 per share reflecting exploration, evaluation and development expenditure (“EE&D”) of $4.5 million, and general and administrative (“G&A”) expenditures of $3.2 million. Adjusted EBITDA for the second quarter of 2019 was $3.1 million.

EE&D reflected $3.0 million of Coricancha expenditures, including $2.0 million for the Bulk Sample Program (“BSP”) which was completed in the second quarter. Expenditures for Coricancha are expected to decrease to lower levels of project care and maintenance costs in the third and fourth quarter.

G&A for the second quarter reflected approximately $1.1 million of Tucano G&A expenditures primarily related to the Australia head office of the acquired company. G&A expenses related to Australia will decrease to approximately $0.5 million in each of the third and fourth quarters, and then be substantially eliminated in the first half of 2020.

Operating cash flow before changes in non-cash net working capital was $1.6 million ($0.01 per share) in the second quarter of 2019, compared to negative $0.5 million ($0.00 per share) in the second quarter of 2018. The improvement largely reflects an increase in mine operating earnings before non-cash items of $7.7 million and an increase in net realized foreign exchange gains of $1.4 million. These factors were partly offset by an increase in interest paid of $2.3 million, an increase in G&A cash expenses of $1.6 million, and an increase in EE&D cash expenses of $1.8 million.

Refer to the Company’s MD&A for the three and six months ended June 30, 2019 for more details of the financial results.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2019	Q2 2018	Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change
OPERATING RESULTS
Total material mined - Tucano (tonnes)[1]	5,009,392	—	N/A1	6,578,074	—	N/A1
Ore mined - Tucano (tonnes)[1]	534,846	—	N/A1	638,706	—	N/A1
Ore mined - Mexico (tonnes)	65,764	97,094	-32%	132,662	191,588	-31%
Tonnes milled - Tucano[1]	718,682	—	N/A1	912,849	—	N/A1
Tonnes milled - Mexico	63,886	95,169	-33%	133,540	192,038	-30%
Tonnes milled - Consolidated operations (excluding custom milling)	782,568	95,169	N/A1	1,046,389	192,038	N/A1
Plant gold head grade (g/t) - Tucano[1]	1.41	—	N/A1	1.31	—	N/A1
Gold ounces produced - Tucano[1]	29,899	—	N/A1	35,063	—	N/A1
Gold ounces produced - Consolidated operations	33,461	5,492	509%	41,754	11,323	269%
Gold equivalent ounces (“Au eq oz”) produced[2]	39,922	13,522	195%	54,782	27,451	100%
Gold ounces sold	29,850	6,013	396%	38,039	11,674	226%
Au eq oz sold[2]	35,759	13,634	162%	50,003	26,697	87%
Cash cost per gold ounce sold[3]	$914	$591	55%	$888	$518	71%
All-in sustaining cost (“AISC”) per gold ounce sold, excluding corporate G&A expenditures [3]	$1,167	$860	36%	$1,218	$794	53%
AISC per gold ounce sold[3]	$1,274	$1,165	9%	$1,369	$1,097	25%

1 The data presented for the three and six months ended June 30, 2019 is the period from March 5, 2019 to June 30, 2019 for which the Company owned Tucano following the acquisition of Beadell Resources Limited.

2 Gold equivalent ounces are referred to throughout this document. Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

3 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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(in thousands, except per ounce, per share and exchange rate figures)	Q2 2019	Q2 2018	Change	Six months ended June 30, 2019	Six months ended June 30, 2018	Change
FINANCIAL RESULTS
Revenue	$45,278	$17,077	165%	$61,972	$34,096	82%
Mine operating earnings before non-cash items[1]	$11,798	$4,110	187%	$15,902	$9,335	70%
Mine operating earnings	$2,695	$2,903	-7%	$4,279	$6,922	-38%
Net loss	$(5,627)	$(2,765)	-104%	$(14,801)	$(2,862)	-417%
Adjusted EBITDA[1]	$3,114	$137	1,805%	$2,030	$551	268%
Operating cash flow before changes in net non-cash working capital	$1,595	$(537)	-397%	$(1,908)	$(418)	-356%
Cash and short-term deposits at end of period	$9,945	$59,762	-83%	$9,945	$59,762	-83%
Net working capital at end of period	$471	$68,073	-99%	$471	$68,073	-99%
Adjusted net working capital at end of period[3]	$3,981	$68,073	-94%	$3,981	$68,073	-94%
Average realized gold price per oz2	$1,310	$1,274	3%	$1,306	$1,317	-1%
Average realized silver price per oz2	$15.03	$16.40	-8%	$14.92	$16.38	-9%
Loss per share - basic and diluted	$(0.02)	$(0.02)	0%	$(0.06)	$(0.02)	200%
Brazilian real (“BRL”)/USD	$3.92	$3.60	9%	$3.84	$3.42	12%
Mexican peso (“MXN”)/USD	$19.13	$19.39	-1%	$19.17	$19.07	1%

CHANGE IN COST REPORTING MEASURES

As a result of the acquisition of the Tucano Gold Mine through the acquisition of Beadell Resources Limited (“Beadell”) on March 5, 2019 (the “Acquisition”), the Company’s primary metal production by value is now gold as even prior to the Acquisition, Great Panther’s Mexican silver mines produced a significant component of gold. As a result, the Company has changed to primary reporting of cash cost and AISC cost metrics on a per ounce of gold sold basis, net of by-product credits (refer to the Non-GAAP Measures section in the Company’s MD&A for definitions and reconciliations of these measures to the Company’s reported financial results). Cash cost and AISC measures on a payable silver ounce basis (net of by-product credits) continue to be provided for the Company’s Mexican operating mines as these remain primary silver producing mines by value.

CASH COST AND ALL-IN SUSTAINING COSTS

The consolidated operating results, cash cost and AISC for the three and six months ended June 30, 2019 reflect the Tucano operation from the date of the completion of the Acquisition on March 5, 2019, and a comparison to those of prior periods is not meaningful. Readers are asked to refer to the discussion of operating and cost metrics for the individual mines in the Company’s MD&A for the three and six months ended June 30, 2019.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Average realized gold and silver prices are prior to smelting and refining charges.

3 The Company has included an additional non-GAAP measure, adjusted net working capital, to exclude the remaining conversion rights on the loan owed to MACA Limited of $3,510, as MACA Limited exercised these conversion rights subsequent to June 30, 2019.

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Consolidated AISC per Au oz sold for the second quarter of 2019 of $1,154 is higher than consolidated annual cost guidance of $1,030 - $1,130 per Au oz (excluding corporate G&A expenses) for the following reasons (Refer to Outlook section for discussion of 2019 production and cost guidance):

•	Tucano’s AISC was impacted by the processing factors noted until the end of April. Tucano also has a seasonal mine plan with higher productivity in the second half of the year. Tucano’s AISC is therefore expected to decline in the third and fourth quarters to achieve the annual guidance.
•	Topia’s AISC per Ag payable oz was affected by higher than normal cash cost per Ag payable oz, including non-recurring factors, such as a one-time adjustment for electricity charges, and maintenance costs related to the preparation of the processing plant expansion, which together increased cash cost by $2.72 per Ag payable oz. There were also general cost increases, such as higher mining contractor rates and production bonuses, increases in personnel and general maintenance costs, which collectively increased by $5.63 per Ag payable oz.
•	GMC’s AISC per Ag payable oz was higher than plan due to lower sales volume which increased cash cost on a per unit basis.
•	Adoption of the new accounting standard IFRS 16 - Leases.

Further discussion of these factors can be found in the Company’s MD&A for the three and six months ended June 30, 2019. For the purposes of consolidated cash cost and AISC per Au payable ounce, GMC and Topia are incorporated on the basis of Au production and sales, and other metals produced are treated as by-products. See the Non-GAAP Measures section of the Company’s MD&A for detailed reconciliations and computation of these measures.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT JUNE 30, 2019

At June 30, 2019, the Company had cash and short-term deposits of $9.9 million, compared to $50.6 million at December 31, 2018.

Cash and short-term deposits decreased by $40.6 million in the first half of 2019 primarily due to $20.2 million of net repayment of Tucano borrowings, largely in connection with change of control provisions or negotiated settlements with creditors of the acquired parent company of Tucano. $13.5 million of cash was used in operating activities, reflecting working capital needs of Tucano and the funding of the Coricancha BSP. Lease liability repayments amounted to $2.4 million and capital investments drew $10.4 million in additions to plant and equipment, including $6.7 million of capitalized stripping and $0.7 million of capitalized exploration expenditures at Tucano, and $2.0 million on the Topia plant expansion project. These were partly offset by $2.7 million of partial repayment on the loan advanced to Beadell prior to the Acquisition, $1.4 million of cash received upon the Acquisition, $0.5 million in proceeds from the exercise of stock options, and $0.4 million in net cash recovery of the Coricancha environmental bond.

Adjusted net working capital reflects net working capital excluding the remaining conversion rights on a loan owed to a former contractor of Tucano of $3.5 million. The contractor exercised these conversion rights subsequent to June 30, 2019. Adjusted net working capital was $4.0 million as at June 30, 2019, a decrease of $57.9 million from the start of the year. The decrease was mainly due to the $20.2 million of net cash repayments of Tucano’s long-term borrowings, $10.4 million additions to mineral property, plant and equipment, and $5.2 million of lease liabilities recognized upon the adoption of IFRS 16 - Leases. The Company’s current borrowings reflect $14.9 million of unsecured revolving credit facilities of its Brazilian subsidiary, and $10.6 million of unsecured debt with MACA Limited, to be repaid in cash.

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Adjusted net working capital at June 30, 2019 also reflected a high level of inventory of approximately 7,300 Au eq oz of doré and refined gold, and concentrates with approximately 102,000 of contained Ag eq oz. As these inventories are carried at cost, the margin of the contained metals is not reflected in net working capital (approximately $2.6 million at prevailing metal prices on June 30, 2019).

Subsequent to June 30, 2019, the Company entered into an ATM Facility under which it can sell common shares of the Company for aggregate gross proceeds of up to $25.0 million. The Company is also actively reviewing and considering other financing options, including external debt and equity issuances to fund its current business plan and refinance debt repaid during the past quarter in connection with the Acquisition. With the completion of the Coricancha BSP, improved processing at Tucano since the commissioning of the supplemental oxygen system at the end of April, and Tucano’s mining operations entering the higher productivity dry season, capital needs will not be as significant in the third and fourth quarters.

OUTLOOK

Great Panther’s focus for the second half of 2019 will continue to be the optimization of Tucano including identifying and implementing cost saving and efficiency measures to improve profitability and reduce cash cost and AISC. With the successful commissioning of the supplemental oxygen system at the end of April 2019 and the upcoming anticipated dry season which has a lower strip ratio and higher material movement, Tucano’s production output and mine operating earnings are expected to increase. In addition, the Company is continuing to work on realizing cost synergies by rationalizing G&A costs of the Australian head office of the acquired company, expected to be substantially eliminated by the end of the first quarter of 2020.

Great Panther is also advancing an exploration program focused on near mine exploration targets at Tucano, and is also developing a program aimed at capitalizing on Tucano’s significant longer-term exploration potential.

Great Panther continues to evaluate its head office resources and needed skills and competencies to facilitate the integration of Tucano and ongoing oversight and management of all Great Panther’s operations and projects. In this regard, during the second quarter of 2019, the Company added a Vice President, Projects and Technical Services and a Director of Exploration, Brazil.

At GMC, the Company is continuing its multi-mine optimization strategy under which production is being sourced entirely from the San Ignacio Mine, while the exploration program at Guanajuato will continue in the third quarter with the objective of identifying in-situ blocks of higher-grade mineralization in order to bring the Guanajuato Mine back into production in 2020. The Company is planning to complete and announce an updated NI 43-101 resource estimate for GMC based on this year’s exploration program by the first quarter of 2020.

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At Topia, the project to increase plant capacity has been delayed as structural engineering analysis recently determined the need for engineered rehabilitation of the foundation of the plant. As a result, the completion date for the plant expansion has been revised to 2020.

The Company is maintaining its 2019 production guidance, however due to the above noted delay at Topia, the Mexican operations (GMC & Topia combined) are anticipated to produce at the lower end of the guidance.

Production and cash cost guidance	Q1 2019 Actual	Q2 2019 Actual	FY 2019 Guidance	FY 2018 Actual
Gold equivalent ounces[1] - Tucano (from March 5, 2019 acquisition date)	5,164	29,899	125,000 - 135,000	n/a
Gold equivalent ounces[1] - Mexico	9,696	10,023	46,500 - 50,000	52,137
Total gold equivalent ounces[1]	14,860	39,922	171,500 - 185,000	52,137
Cash cost per gold ounce sold[2]	$793	$914	$ 820 - $ 890	$664
AISC per gold ounce sold, excluding corporate G&A expenditures[2]	$1,404	$1,167	$ 1,030 - $ 1,130	$943

Tucano’s production profile is significantly weighted to the second half of the year due to the dry season which enables higher rates of mining productivity and lower strip ratios in the open pits. The quarterly production profile for the remaining quarters of the fiscal year remains unchanged and is expected to be as follows:

Tucano production guidance	Q3 2019	Q4 2019
Gold ounces	35,600 - 38,600	55,000 - 59,600

It is cautioned that cash cost and AISC are very sensitive to the MXN and BRL foreign exchange rates, and metal prices through the computation of by-product credits. To manage the Company’s exposure to changes in the BRL and MXN exchange rates, the Company may enter into forward contracts for these foreign currencies against USD at various rates and maturity dates.

The Company is revising its guidance for non-sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

1 Au eq oz were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, and AISC per gold ounce sold are non-GAAP measures. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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Capex and EE&D expense guidance	1H 2019 Actual	Previous FY 2019 Guidance	Revised FY 2019 Guidance	Revised FY 2019 Guidance per gold ounce sold
Non-sustaining capital expenditures	$ 2.1 million	$ 3.3 - $ 3.6 million	$ 7.0 - $ 8.5 million	$ 38 - $ 50
Non-sustaining EE&D (Coricancha and Tucano near mine exploration)	$ 5.7 million	$ 15.3 - $ 16.7 million	$ 8.8 - $ 10.7 million	$ 48 - $ 62

The above noted guidance has been revised due to a reclassification of Tucano near mine exploration activities as non-sustaining capital expenditure (as this work is expected to identify new reserves), the delay in the plant expansion program at Topia, as well as the previously noted revised timing on the anticipated restart of Coricancha to 2020, which is subject to securing funding for the initial capital costs on favourable terms, and the ongoing successful optimization of the Tucano Gold Mine including the achievement of the mine’s production guidance for the second half of the year.

WEBCAST AND CONFERENCE CALL TO DISCUSS THE SECOND QUARTER 2019 FINANCIAL RESULTS

The Company has scheduled the release of its second quarter 2019 financial results for Thursday, July 25, 2019 after market close. A conference call and webcast will be held on July 26, 2019 at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time) to discuss the results and provide a corporate update. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 319 4610
International Toll:	+1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:	1 800 319 6413, replay code 3159
International Toll:	+1 604 638 9010, replay code 3159

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations of cash cost and AISC, the exploration potential of Tucano and GMC, the planned increase in processing capacity of Topia, the timing for an updated resource estimate for GMC, and the timing of a production restart for the Coricancha project.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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GREAT PANTHER MINING LIMITED (FORMERLY GREAT PANTHER SILVER LIMITED)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	June 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$9,945	$24,524
Short-term deposits	—	26,057
Trade and other receivables	14,659	8,887
Inventories	54,685	4,828
Loan receivable	—	5,048
Reimbursement rights	5,292	6,385
Derivative assets	2,506	738
Other current assets	2,170	504
	89,257	76,971
Restricted cash	928	1,237
Other receivables	22,788	—
Inventories - non-current	—	1,420
Reimbursement rights	5,623	4,470
Mineral properties, plant and equipment	177,858	13,391
Exploration and evaluation assets	14,679	15,065
Deferred tax assets	216	222
	$311,349	$112,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities	$55,207	$10,647
Current portion of borrowings	26,585	—
Current portion of borrowings - MACA Limited - Conversion rights	3,510	—
Reclamation and remediation provisions - current	3,484	4,473
	88,786	15,120
Other liabilities	16,355	—
Borrowings - MACA Limited	12,440	—
Reclamation and remediation provisions	30,961	22,947
Deferred tax liabilities	2,142	2,053
	150,684	40,120
Shareholders’ equity:
Share capital	231,984	130,912
Reserves	21,540	19,829
Deficit	(92,859)	(78,085)
	160,665	72,656
	$311,349	$112,776

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GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Revenue	$45,278	$17,077	$61,972	$34,096

Cost of sales
Production costs	33,480	12,967	46,070	24,761
Amortization and depletion	9,014	1,082	11,465	2,212
Share-based compensation	89	125	158	201
	42,583	14,174	57,693	27,174

Mine operating earnings	2,695	2,903	4,279	6,922

General and administrative expenses
Administrative expenses	2,923	1,348	4,818	2,731
Amortization and depletion	125	26	218	52
Share-based compensation	145	328	661	574
	3,193	1,702	5,697	3,357

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	4,074	2,071	6,429	4,767
Mine development costs	408	574	834	1,181
Share-based compensation	6	(28)	(16)	(5)
	4,488	2,617	7,247	5,943

Business acquisition costs	165	—	2,786	—

Care and maintenance costs	238	—	385	—

Finance and other income (expense)
Interest income	77	270	490	738
Finance costs	(2,344)	—	(2,938)	(19)
Accretion expense	(209)	(341)	(423)	(619)
Foreign exchange gain (loss)	3,449	(849)	1,732	(151)
Other income (expense)	(1,057)	8	(1,402)	28
	(84)	(912)	(2,541)	(23)

Loss before income taxes	(5,473)	(2,328)	(14,377)	(2,401)

Income tax expense	154	437	397	461

Net loss for the period	$(5,627)	$(2,765)	$(14,774)	$(2,862)

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.06)	$(0.02)

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GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net loss for the period	$(5,627)	$(2,765)	$(14,774)	$(2,862)
Items not involving cash:
Amortization and depletion	9,139	1,108	11,683	2,264
Unrealized foreign exchange loss (gain)	(2,639)	305	(351)	(68)
Income tax expense	154	437	397	461
Share-based compensation	240	425	803	770
Other non-cash items	2,547	118	2,926	(198)
Interest received	175	235	451	618
Interest paid	(2,342)	(19)	(2,687)	(38)
Income taxes paid	(52)	(381)	(356)	(1,365)
	1,595	(537)	(1,908)	(418)
Changes in non-cash working capital:
Trade and other receivables	(2,466)	(366)	(1,130)	4,444
Inventories	(7,281)	775	(11,555)	1,095
Other current assets	(794)	90	(315)	(380)
Trade payables and accrued liabilities	5,137	(648)	2,170	(1,368)
Net cash provided by (used in) operating activities	(3,809)	(686)	(12,7382)	3,373

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	1,233	—	370	—
Cash received on Acquisition of Beadell	—	—	1,441	—
Redemptions of (investments in) short-term deposits, net	6,750	(6,646)	26,057	(2,819)
Repayment received prior to Acquisition on loan advanced to Beadell	—	—	3,069	—
Advances to Beadell prior to Acquisition	—	—	(354)	—
Additions to mineral properties, plant and equipment	(6,326)	(473)	(10,393)	(771)
Net cash provided by investing activities	1,657	(7,119)	20,190	(3,590)

Cash flows from financing activities:
Payment of lease liabilities	(1,923)	—	(2,381)	—
Proceeds from borrowings	3,593	—	5,039	—
Repayment of borrowings	(24,279)	—	(25,279)	—
Proceeds from exercise of share options	41	200	499	342
Net cash from financing activities	(22,568)	200	(22,122)	342

Effect of foreign currency translation on cash and cash equivalents	56	(163)	91	(70)

Increase (decrease) in cash and cash equivalents	(24,664)	(7,768)	(14,579)	55
Cash and cash equivalents, beginning of period	34,609	44,620	24,524	36,797
Cash and cash equivalents, end of period	$9,945	$36,852	$9,945	$36,852

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